Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-194685-01

January 4, 2017

American Airlines, Inc.

2017-1 EETC Investor Presentation

January 2017

Strictly Private and Confidential

Cautionary Statement Regarding Forward-Looking Statements and Information This document includes forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the benefits of the merger transaction with U.S. Airways Group, Inc. (the “Merger”), including future financial and operating results, the Company’s plans, objectives, expectations and intentions, and other statements that are not historical facts, such as, without limitation, statements that discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: significant operating losses in the future; downturns in economic conditions that adversely affect the Company’s business; the impact of continued periods of high volatility in fuel costs, increased fuel prices and significant disruptions in the supply of aircraft fuel; competitive practices in the industry, including the impact of low cost carriers, airline alliances and industry consolidation; the challenges and costs of integrating operations and realizing anticipated synergies and other benefits of the Merger; costs of ongoing data security compliance requirements and the impact of any significant data security breach; the Company’s substantial indebtedness and other obligations and the effect they could have on the Company’s business and liquidity; an inability to obtain sufficient financing or other capital to operate successfully and in accordance with the Company’s current business plan; increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates; the effect the Company’s high level of fixed obligations may have on its ability to fund general corporate requirements, obtain additional financing and respond to competitive developments and adverse economic and industry conditions; the Company’s significant pension and other postretirement benefit funding obligations; the impact of any failure to comply with the covenants contained in financing arrangements; provisions in credit card processing and other commercial agreements that may materially reduce the Company’s liquidity; the impact of union disputes, employee strikes and other labor-related disruptions; any inability to maintain labor costs at competitive levels; interruptions or disruptions in service at one or more of the Company’s hub airports; any inability to obtain and maintain adequate facilities, infrastructure and slots to operate the Company’s flight schedule and expand or change its route network; the Company’s reliance on third-party regional operators or third-party service providers that have the ability to affect the Company’s revenue and the public’s perception about its services; any inability to effectively manage the costs, rights and functionality of third-party distribution channels on which the Company relies; extensive government regulation, which may result in increases in the Company’s costs, disruptions to the Company’s operations, limits on the Company’s operating flexibility, reductions in the demand for air travel, and competitive disadvantages; the impact of the heavy taxation on the airline industry; changes to the Company’s business model that may not successfully increase revenues and may cause operational difficulties or decreased demand; the loss of key personnel or inability to attract and retain additional qualified personnel; the impact of conflicts overseas, terrorist attacks and ongoing security concerns; the global scope of the Company’s business and any associated economic and political instability or adverse effects of events, circumstances or government actions beyond its control, including the impact of foreign currency exchange rate fluctuations and limitations on the repatriation of cash held in foreign countries; the impact of environmental and noise regulation; the impact associated with climate change, including increased regulation to reduce emissions of greenhouse gases; the Company’s reliance on technology and automated systems and the impact of any failure of these technologies or systems; challenges in integrating the Company’s computer, communications and other technology systems; losses and adverse publicity stemming from any accident involving any of the Company’s aircraft or the aircraft of its regional or codeshare operators; delays in scheduled aircraft deliveries, or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected; the Company’s dependence on a limited number of suppliers for aircraft, aircraft engines and parts; the impact of changing economic and other conditions beyond the Company’s control, including global events that affect travel behavior such as an outbreak of a contagious disease, and volatility and fluctuations in the Company’s results of operations due to seasonality; the effect of a higher than normal number of pilot retirements, more stringent duty time regulations, increased flight hour requirements for commercial airline pilots and other factors that have caused a shortage of pilots; the impact of possible future increases in insurance costs or reductions in available insurance coverage; the effect on our financial position and liquidity of being party to or involved in litigation; an inability to use net operating losses carried over from prior taxable years (“NOL Carryforwards”); any impairment in the amount of the Company’s goodwill and an inability to realize the full value of the Company’s and American Airlines’ respective intangible or long-lived assets and any material impairment charges that would be recorded as a result; price volatility of the Company’s common stock; the effects of the Company’s capital deployment program and the limitation, suspension or discontinuation of the Company’s share repurchase programs or dividend payments thereunder; delay or prevention of stockholders’ ability to change the composition of the Company’s board of directors and the effect this may have on takeover attempts that some of the Company’s stockholders might consider beneficial; the effect of provisions of the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws that limit ownership and voting of its equity interests, including its common stock; the effect of limitations in the Company’s Restated Certificate of Incorporation on acquisitions and dispositions of its common stock designed to protect its NOL Carryforwards and certain other tax attributes, which may limit the liquidity of its common stock; and other economic, business, competitive, and/or regulatory factors affecting the Company’s business, including those set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (especially in Part II, Item 1A, Risk Factors and Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations) and in our other filings with the Securities and Exchange Commission, and other risks and uncertainties listed from time to time in the Company’s other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements other than as required by law.

This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC (“Credit Suisse”) toll-free at 1-800-221-1037, Citigroup Global Markets Inc., (“Citigroup”) toll-free at 1-800-831-9146 or Deutsche Bank Securities Inc. (“Deutsche Bank”) toll free at 1-800-503-4611.

Transaction Overview

American Airlines, Inc. (“American”) intends to issue $983,215,000 in aggregate face amount of Pass Through Certificates, Series 2017-1 (“American 2017-1”) in three classes: Class AA Certificates, Class A Certificates and Class B Certificates, collectively, the “Certificates”

Class AA Certificates: $536,811,000

Class A Certificates: $248,627,000

Class B Certificates: $197,777,000

The Equipment Notes underlying the Certificates will have the benefit of a security interest in 24 aircraft that are scheduled to be delivered to American between January and May 2017:

10x Airbus A321-231S aircraft

3x Boeing 737-800 aircraft

3x Boeing 787-8 aircraft

1x Boeing 787-9 aircraft

7x Embraer ERJ 175 LR aircraft

The Certificates offered in the Series 2017-1 transaction will include three amortizing tranches of debt:

Class AA senior tranche amortizing over 12.1 years with a 38.6% initial1/max loan-to-value ratio (“LTV”)

Class A subordinated tranche amortizing over 12.1 years with a 56.4% initial1/max LTV

Class B junior subordinated tranche amortizing over 8.1 years with a 70.7% initial1/max LTV

American will retain the option to issue additional subordinated classes of certificates at any time in the future

The transaction’s legal structure will be largely consistent with American’s Series 2016-3 EETC

Standard cross-collateralization, cross-default and buy-out rights

Three tranches of cross-subordinated and cross-defaulted debt

18-month Liquidity Facility on Class AA, Class A and Class B Certificates

Waterfall with preferred junior interest

Depositary: Citibank, N.A.

Liquidity Facility Provider: Citibank, N.A.

Joint Structuring Agents and Lead Bookrunners: Credit Suisse, Citigroup and Deutsche Bank

1 Initial LTV calculated as of August 15, 2017, the first regular distribution date after all aircraft are scheduled to have been delivered.

American 2017-1 EETC Structural Summary

	Class AA	Class A	Class B
Face Amount	$536,811,000	$248,627,000	$197,777,000
Expected Ratings (Moody's / Fitch)	Aa3 / AA	A2 / A	Baa3 / BBB
Initial LTV[1] / Maximum LTV	38.6%	56.4%	70.7%
Initial Average Life	8.8 years	8.8 years	5.5 years
Regular Distribution Dates	February 15 & August 15	February 15 & August 15	February 15 & August 15
Final Expected Distribution Date[2]	February 15, 2029	February 15, 2029	February 15, 2025
Final Legal Distribution Date[3]	August 15, 2030	August 15, 2030	August 15, 2026
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	18 months	18 months	18 months
Depositary	Proceeds from the issuance will be held in escrow with the Depositary and withdrawn to purchase Equipment Notes as the aircraft are financed		

[1] Initial LTV calculated as of August 15, 2017, the first regular distribution date after all aircraft are scheduled to have been delivered.
[2] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.
[3] The Final Legal Distribution date for each of the Class AA Certificates, Class A Certificates and Class B Certificates is the date that is 18 months after the final expected Regular Distribution Date for that class of Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

5

Key Structural Elements

Three Classes of Certificates Offered

Three tranches of amortizing debt, each of which will benefit from a liquidity facility covering three semi-annual interest payments

Waterfall

Interest on Eligible Pool Balance of the Class A and Class B Certificates is paid ahead of principal on the Class AA Certificates and interest on Eligible Pool Balance of the Class B Certificates is paid ahead of principal on the Class A Certificates

Buyout Rights

After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the Certificates at par plus accrued and unpaid interest

No buyout right during the 60-day Section 1110 period

No Equipment Note buyout rights

Cross-Collateralization and Cross-Default

The equipment notes will be cross-collateralized by all aircraft

All indentures will include cross-default provisions

Threshold Rating Criteria for Liquidity Provider and Depositary

Downgrade drawing mechanics consistent with recent EETCs issued by American

Collateral

Strategically core aircraft types representative of American’s go-forward, long-haul and short-haul fleet strategy

Aircraft scheduled to be delivered new to American between January and May 2017

Additional Certificates

American has the right to issue additional subordinated classes of Certificates on or following the date of the issuance of the Class AA, Class A and Class B Certificates

Existing Market Precedents

	American Airlines 2016-2 EETC[1]	American Airlines 2016-3 EETC[2]	American Airlines 2017-1 EETC
Class AA			
Initial Principal Amount	$567,360,000	$557,654,000	$536,811,000
Equipment Note Advance	38.0%	38.1%	38.0%
Initial[3] / Max LTV	38.6% / 38.6%	38.7% / 38.7%	38.6% / 38.6%
Maturity / Average Life (yrs)	12.1 / 9.1	12.0 / 8.8	12.1 / 8.8
Initial Rating (M/S/F)	Aa3 / AA / NR	Aa3 / AA+ / NR	[Aa3] / NR / [AA]
Notches Above Corporate	+9 / +10 / --	+9 / +11 / --	+9 / -- / +10
Current Rating (M/S/F)[4]	Aa3 / AA+ / NR	Aa3 / AA+ / NR	[] / [] / []
Coupon	3.200%	3.000%	3.650%
Class A			
Initial Principal Amount	$261,284,000	$256,143,000	$248,627,000
Equipment Note Advance	55.5%	55.6%	55.6%
Initial[3] / Max LTV	56.4% / 56.4%	56.4% / 56.4%	56.4% / 56.4%
Maturity / Average Life (yrs)	12.1 / 9.1	12.0 / 8.8	12.1 / 8.8
Initial Rating (M/S/F)	A2 / A / NR	A2 / A+ / NR	[A2] / NR / [A]
Notches Above Corporate	+7 / +7 / --	+7 / +8 / --	+7 / -- / +7
Current Rating (M/S/F)[4]	A2 / A / NR	A2 / A+ / NR	[] / [] / []
Coupon	3.650%	3.250%	4.000%
Class B			
Initial Principal Amount	$226,949,000		$197,777,000
Equipment Note Advance	70.7%		69.6%
Initial[3] / Max LTV	71.9% / 71.9%		70.7% / 70.7%
Maturity / Average Life (yrs)	7.9 / 5.6	Not offered	8.1 / 5.5
Initial Rating (M/S/F)	Baa3 / BBB / NR		[Baa3] / NR / [BBB]
Notches Above Corporate	+3 / +4 / --		+3 / -- / +4
Current Rating (M/S/F)[4]	Baa3 / BBB / NR		[] / [] / []
Coupon	4.375%		[]%
Collateral	22x 2015-2016 vintage aircraft: • 11 x A321-231S • 7 x 737-800 • 2 x 777-300ER • 2 x 787-8	25x 2016-2017 vintage aircraft: • 5 x A321-231S • 8 x 737-800 • 4 x 787-9 • 8 x ERJ 175 LR	24x 2017 vintage aircraft: • 10 x A321-231S • 3 x 737-800 • 3 x 787-8 • 1 x 787-9 • 7 x ERJ 175 LR
Body Type Mix	62.7% N / 37.3% W	45.3% N / 38.5% W / 16.2% R	49.5% N / 35.7% W / 14.8% R
New / In-service Mix[5]	68.5% New / 31.5% in-service	93.5% New / 6.5% in-service	100% New
Initial Weighted Average Pool Age	0.1 years	0.0 years	0.0 years

[1] American Airlines 2016-2 Prospectus Supplement and 2016-2B Offering Memorandum (Rule 144A offering).
[2] American Airlines 2016-3 Prospectus Supplement.
[3] Initial LTV measured as of first payment date following the expected delivery of all aircraft into the respective transaction.
[4] As of December 27, 2016.
[5] As of respective transaction launch date.

7

II. The Aircraft

Attractive Aircraft Pool

- American has obtained Base Value Desktop Appraisals from three appraisers (AISI, BK, and mba)
- Aggregate aircraft appraised value of approximately $1,413 million
- Appraisals indicate collateral cushions as of the first regular distribution date of 61.4%, 43.6% and 29.3% on the Class AA, Class A and Class B Certificates, respectively, which are expected to increase over time

Aircraft Number	Aircraft Type	Registration Number	MSN	Body Type	Delivery Date	Appraised Value[1] ($MM)
1	A321-231S	N997AA	7349	Narrow	Jan-17	$55.1
2	A321-231S	N998AN	7509	Narrow	Jan-17	55.1
3	A321-231S	N930AU	7539	Narrow	Feb-17	55.2
4	A321-231S	N931AM	7541	Narrow	Feb-17	55.2
5	A321-231S	N932AM	7419	Narrow	Mar-17	55.2
6	A321-231S	N933AM	7564	Narrow	Mar-17	55.2
7	A321-231S	N900UW	7617	Narrow	Apr-17	55.3
8	A321-231S	N901AA	7636	Narrow	Apr-17	55.3
9	A321-231S	N934AA	7500	Narrow	Apr-17	55.3
10	A321-231S	N903AA	7566	Narrow	May-17	55.4
11	B737-800	N316PF	31262	Narrow	Mar-17	48.9
12	B737-800	N317PG	33344	Narrow	Apr-17	49.0
13	B737-800	N335PH	31265	Narrow	May-17	49.1
14	B787-8	N817AN	40635	Wide	Feb-17	120.8
15	B787-8	N818AL	40636	Wide	Mar-17	120.9
16	B787-8	N819AN	40637	Wide	Apr-17	121.1
17	B787-9	N825AA	40644	Wide	Jan-17	141.1
18	ERJ 175 LR	N248NN	17000630	Regional	Feb-17	29.9
19	ERJ 175 LR	N249NN	17000634	Regional	Mar-17	29.9
20	ERJ 175 LR	N250NN	17000635	Regional	Mar-17	29.9
21	ERJ 175 LR	N251NN	17000641	Regional	Apr-17	29.9
22	ERJ 175 LR	N252NN	17000642	Regional	Apr-17	29.9
23	ERJ 175 LR	N253NN	17000649	Regional	May-17	30.0
24	ERJ 175 LR	N254NN	17000650	Regional	May-17	30.0
Total						$1,412.7

[1] Appraised value equals the lesser of the mean and median ("LMM") of the base values of the aircraft as appraised by Aircraft Information Services, Inc. ("AISI"), BK Associates, Inc. ("BK") and Morten Beyer & Agnew, Inc. ("mba") as of December 2016.

9

2017-1 EETC Collateral Observations

New1 collateral all scheduled to be delivered to American between January and May 2017

Collateral pool is representative of American’s go-forward, long-haul and short-haul fleet strategy

Body Type2    Aircraft Type2

Regional     ERJ 175 LR

14.8%    14.8%

B787-910.0%39.1% A321-231S

49.5%Narrow

Wide    35.7%

25.7%

10.4%

B787-8

B737-800

1 January 2017 aircraft that deliver prior to the Closing Date are assumed new for calculation purposes.

2 Based on the LMM of the base values of the aircraft as appraised by AISI, BK and mba as of December 2016.

Airbus A321-200

The Airbus A321 has wide market appeal

- The Airbus A321 (ceo and neo) is the best-selling aircraft in its class with 3,109 net orders and 1,413 deliveries
  - Increasingly popular aircraft in the 180- to 230-seat category
  - Benefits from airlines up-gauging as it has lower seat-mile costs than 150-seaters
  - Provides more capacity at slot-constrained airports
- Large single-aisle aircraft with deep and well established base of 87 A321-200ceo operators, outperforming the Boeing competitor (737-900ER) in terms of fleet size, order growth and total backlog
- The Airbus A321-200 aircraft included in the collateral feature sharklets, which are a valuable addition
  - Most aircraft equipped with sharklets have a higher MTOW and higher spec engine
  - Sharklets increase payload / range, allowing for US transcontinental capability, and making it a better 757 replacement
  - Sharklets wingtip upgrade improves fuel burn

Top 5 Operators & Lessors (In Service / On Order)[1]

	Operators	# of Aircraft
1	American Airlines	219
2	China Southern Airlines	88
3	Delta Air Lines	82
4	Turkish Airlines (THY)	66
5	Lufthansa	64
	Total	**519**

	Lessors	# of Aircraft
1	AerCap (ILFC)	156
2	Air Lease	145
3	GECAS	69
4	BOC Aviation	67
5	CIT Aerospace	34
	Total	**471**

A321-200[2] Key Statistics

Firm Orders	1,733
# Delivered	1,413
# Backlog	320
# In Service	1,396
# of Current Operators	87

Source: American Airlines; Airbus as of November 30, 2016.
[1] A321-200ceo and A321-200neo.
[2] A321-200ceo.

11

Boeing 737-800

The B737-800 has the largest fleet of the B737 Next Generation variants with over 4,000 active aircraft, 748 currently on order as of November 2016, and over 200 operators

Today, the 737-800 is the workhorse of the American fleet, accounting for over 30% of domestic available seat miles

Over the last decade, the 737-800 has replaced the MD-80 as the backbone of the American fleet

The 737-800 operates out of every legacy American hub to most major spokes and also accounts for a significant portion of hub-to-hub flying

In addition, this aircraft type is used for flights to Central America, the Caribbean, and the northern rim of South America

Range of Boeing 737-800

Growth of 737-800 aircraft in American’s fleet1,2

284304304

226246264

195

152    169

2010    2011 2012201320142015201620172018

Source: American Airlines; AISI September 2016; Boeing, as of November 30 , 2016.

1 Data shown for 2017 and 2018 are projections.

2 American Airlines has an additional 100 Boeing 737 MAX on order.

Boeing 787

The Boeing 787 is the new benchmark in the long-haul widebody market

- With a predicted demand of over 5,000 small widebody jetliners over the next 20 years, the Boeing 787 is well positioned to become the benchmark product in a growing sector of the industry
  - The Boeing 787 family has amassed 1,200+ sales with a robust backlog of over 720 aircraft from 50+ customers
  - The Boeing 787-9 and -10 are expected to be the most popular variants over time
- With its new all-composite fuselage, the Boeing 787 delivers up to 20% better fuel burn than the Boeing 767
  - Enables American to serve city pairs previously not accessible with the Boeing 767-300ER aircraft
- Recent widebody market weakness has been concentrated in specific types / variants (e.g. Rolls-powered A340s, 747s and certain A330s); high quality in-demand widebodies, such as Boeing 787s, have shown resilience

Top 5 Operators & Lessors (In Service / On Order)[1]

	Operators	# of Aircraft
1	ANA - All Nippon Airways	83
2	Etihad Airways	71
3	Qatar Airways	60
4	United Airlines	49
5	Japan Airlines	45
	Total	**308**

	Lessors	# of Aircraft
1	AerCap (ILFC)	74
2	Air Lease	46
3	CIT Aerospace	20
4	GECAS	10
5	ALAFCO	8
	Total	**158**

Boeing 787-8 Key Statistics	
Firm Orders	431
# Delivered	320
# Backlog	111

Boeing 787-9 Key Statistics	
Firm Orders	625
# Delivered	169
# Backlog	456

Boeing 787-10 Key Statistics	
Firm Orders	154
# Delivered	0
# Backlog	154

Sources: American Airlines; Boeing, as of November 30, 2016.
[1] Applicable to 787-8, 787-9 and 787-10 aircraft.

13

Embraer ERJ 175

The Embraer ERJ 175 demand is strong

- In-service fleet of over 550 aircraft, backlog of over 220
- Demand for Embraer ERJ 175 aircraft has been strong as major U.S. airlines placed significant new orders and contracts for 76-seaters to replace 50-seaters, as a result of new scope clause agreements
- The Embraer ERJ 175 regional jet allows American to serve smaller or frequency driven markets while maintaining the level of product their customers have come to expect, including a First Class cabin, Main Cabin Extra seating, inflight Wi-Fi and full-size overhead bins
- The Embraer ERJ 175 offers mainline jet comfort thanks to its double bubble design
  - Most cabin volume per seat
  - Large eye-level windows are 30% larger than those on similar aircraft
  - Widest aisle and seat in its category
  - Four-abreast seating, allowing easy access to seats and overhead bins, no middle seats and fast boarding and deplaning
  - Generous headroom
  - Overhead bins accommodate roll-on bags up to 24"x16"x10"
  - Superior ground service access and baggage handling
  - Expanded width of the lower oval boosts checked baggage and revenue-generating cargo capacity

Top 5 Operators & Lessors (In Service / On Order)[1]

	Operators	# of Aircraft
1	SkyWest Airlines	209
2	Republic Airlines	185
3	Compass Airlines	62
4	Mesa Airlines	48
5	Horizon Air	33
	Total	**537**

	Lessors	# of Aircraft
1	GECAS	30
2	Nordic Aviation Capital	24
3	CIT Aerospace	4
4	Air Lease	3
5	ECC Leasing	3
	Total	**64**

Range of Embraer ERJ 175


DALLAS

Sources: American Airlines; Embraer, as of November 30, 2016.
[1] Embraer ERJ 170/175 aircraft.

14

Fleet Replacement Plan

American recently announced a deferral of its A350 deliveries, reducing capital expenditures in 2017 and 2018

Fleet Replacement Plan

American recently announced a deferral of its A350 deliveries, reducing capital expenditures in 2017 and 2018

Source: American Airlines, Inc. September 30, 2016 SEC Form 10-Q.

Note: New aircraft deliveries by type. Regional inductions include aircraft owned by third party operators.

Fleet Replacement Plan

The Company has one of the youngest fleets in the industry

Average Fleet Age

18

16.8 yrs16.6 yrs

16

14.4 yrs

14.0 yrs

14

Years     13.3 yrs

12

10.4 yrs10.4 yrs

10

9.8 yrs

8

20122013201420152016E2017E

Source: SEC Form 10-K and Ascend Fleets database; projected data based on internal Industry fleet plan outlook estimates.